Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated May 20, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared on The New York Times Magazine on May 20, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Brother, Can You Spare a Loan?

By ROB WALKER

Published: May 14, 2009

LENDING CLUB

Debt, credit, lending - these are financial matters, to be evaluated empirically and mathematically. But that's not all they are, especially lately. Value judgments about both personal and corporate borrowing and lending abound in this time of tight credit: who deserves to borrow and on what terms, who abused the idea of debt and why. As Margaret Atwood observes in "Payback," her fascinating book about the meaning of debt: "Like air, it's all around us, but we never think about it unless something goes wrong with the supply."

The debt supply was abundant back in 2005, when Renaud Laplanche dreamed up Lending Club, now one of the best known of a batch of companies that have added Web-enabled "peer to peer" lending to the ways that individuals can borrow money. Like many online innovations, it adds scale to an old idea. In this case the old idea is borrowing money from your social network - "social network" having morphed from the people you have a personal connection to into its contemporary iteration of people connected by computer screens and servers. While starting up another company, Laplanche found it financially advantageous to borrow from friends, and he wondered whether an Internet version of this idea could be created for people without flush contacts.

Here is how Lending Club (and similar operations, like Prosper Loans Marketplace and Virgin Money USA) essentially works: Individuals who want to borrow money submit proposals explaining how much they want and for what reason; Lending Club screens the hopefuls' credit scores and debt-to-income ratios, weeding out a majority of the would-be borrowers; those approved are listed on the company site, where other individuals, the lenders this time, pick borrowers to do business with. Since 2007, Lending Club has facilitated more than 4,000 loans, totaling about $36 million.

The service is pitched two ways. The math pitch involves the increased efficiency of cutting out the banks, allowing relatively lower rates for borrowers and good returns for lenders. (Lending Club, of course, charges fees, and there are a lot of caveats that make these services a good bit more complicated than lending money to a friend, but I'll leave it to you to do the research if you want those details.) There's a values pitch too: The feeling of people helping people, just as they did in the old days.

In "Payback," Atwood traces varying attitudes about borrowing in religion, literature and culture (culminating in the consumer-friendly notion of "owing it to yourself"). "We seem to be entering a period in which debt has passed through its most recent harmless and fashionable period," she writes, "and is reverting to being sinful." The Harvard Business Review, in praising peer-to-peer lending as one of the "breakthrough ideas" of 2009, strikes a different tone: "Whenever people come together to create a pool of capital, the potential for wealth creation blossoms."

Certainly the credit crunch that started last year has made a lot more people interested in new forms of borrowing. "To some extent, we got lucky," Laplanche admits. A little more than half of the requests involve restructuring current debt with better terms. These really took off recently, as credit-card companies jacked up rates on some balances. Meanwhile, someone has borrowed $25,000 to finish a recycling plant in Uganda; others are paying off college loans or covering medical bills. And some requests seem surprisingly dissonant with the downturn: home-renovation projects, somebody asking to borrow a few grand to take the family to Disney World, a triathlete who wants a new bike. "There's a guy buying a pony," Laplanche adds.

On the lender side, the company put me in touch with Peter Jakubowski, a lieutenant in the New York City Fire Department's emergency-medical-services division. He got interested in peer-to-peer after looking at his I.R.A. statement last December, he says with a laugh. But while he's quite interested in the returns and scrutinizes the numbers on proposals, he also clearly brings some personal criteria into his decisions, lending to a woman in paramedic school, a fellow member of his college fraternity, an aspiring hamburger-stand owner near his hometown. But, he adds, "if somebody says, 'I need $10,000 because I want to take the trip of a lifetime,' I'm not comfortable doing that."

That said, Laplanche says plenty of lender members make their decisions purely based on data-driven comparisons of interest rates and risk assessements. Their approach doesn't suggest the absence of a value judgment; it is a value judgment: for them, even the peer-to-peer version of debt and credit is simply about the payback.